Exhibit 3.1
AMENDMENT TO CKx, INC.
AMENDED AND RESTATED BYLAWS
     The Amended and Restated Bylaws of CKx, Inc. are amended as of May 10, 2011 as follows:
     Article II, Section 13 is hereby deleted in its entirety and replaced with the following:
     “Any action required or permitted to be taken at any annual or special meeting of the stockholders of the Corporation may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.”